Sphere 3D CEO to Present at ROTH Investor Conference

Mississauga, Ontario – March 7th, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF), a virtualization technology solution provider making it possible for incompatible devices and applications to run over the cloud, announced today that Peter Tassiopoulos, CEO, will present at the ROTH Capital Partners 26th Annual Investor Conference on Tuesday, March 11, 2014 at 10:30 a.m. Pacific Time. The conference is being held at the Ritz-Carlton in Dana Point, CA.

To arrange a one-on-one meeting with Sphere 3D, please contact a ROTH Capital Partners sales person.

Conference Details:

  ROTH Capital Partners 26th Annual Investor Conference

  March 9-12, 2014

  The Ritz-Carlton, Dana Point, CA

  More information can be found at http://www.roth.com

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

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